Filed by Security Capital U.S. Realty
                         Pursuant to Rule 425 under the Securities Act of 1933
                                      and deemed filed pursuant to Rule 14a-12
                                        of the Securities Exchange Act of 1934
                                 Subject Company: Security Capital U.S. Realty
                                                   Commission File No. 1-15111


On December 6, 2000, Security Capital U.S. Realty, an entity formed under the laws of Luxembourg as a Societe d'Investissement a Capital Fixe, published the following advertisement in the Official Price List and Het Financieele Dagblad:


                               [U.S. REALTY LOGO]

             NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

                         OF SECURITY CAPITAL U.S. REALTY

                          TO BE HELD 16TH JANUARY, 2001

                       TO APPROVE A TRANSACTION AGREEMENT


Notice is hereby given that there will be an extraordinary general meeting of shareholders of Security Capital U.S. Realty ("U.S. Realty") at 12 rue Jean Engling, L 1466 Luxembourg, at 3:00 p.m., local time, on Tuesday, January 16, 2001. At the meeting, shareholders of U.S. Realty will be asked:

   1. To approve a transaction agreement, dated as of September 26, 2000, among U.S. Realty, Security Capital Group Incorporated ("Security Capital") and a wholly owned subsidiary of Security Capital, and the transactions and matters contemplated thereby. These transactions and matters (sometimes collectively referred to as the "transaction") include:

        - The sale by U.S. Realty to a subsidiary of Security Capital of all of the outstanding shares and other equity interests in Security Capital Holdings S.A. owned by U.S. Realty, U.S. Realty's interest in an agreement between U.S. Realty and Security Capital Holdings S.A. and cash on hand, in exchange for shares of Security Capital Class B common stock and cash;

        - The subsequent liquidation of U.S. Realty in accordance with the plan of liquidation attached as an exhibit to the transaction agreement, in which (1) all of the shareholders of U.S. Realty (other than those who vote "against" the transaction and who validly elect to receive cash instead of Security Capital shares) will receive 1.15 shares of Security Capital Class B common stock for each U.S. Realty share they own and (2) shareholders of U.S. Realty who vote "against" the transaction and who validly elect to receive cash instead of Security Capital shares will receive, for each U.S. Realty share they own, an amount of cash in U.S. dollars equal to 1.15 multiplied by the average of the daily high and low per share sales prices of the Security Capital Class B common stock on the New York Stock Exchange during the fifteen trading days ending on January 5, 2001 (the sixth trading day before the U.S. Realty extraordinary general meeting), net of any required withholding taxes we must withhold from the payment; and

        - The appointment of SC Transaction Corporation, a subsidiary of Security Capital, as liquidator for the liquidation of U.S. Realty.

   Assuming the transaction is approved, it is anticipated that trading will be halted following the extraordinary general meeting and that delisting of U.S. Realty on the official segment of the stock market of Euronext Amsterdam N.V. and the Luxembourg Stock Exchange will follow.

   2. To transact any other business as may properly come before the extraordinary general meeting or any adjournment or postponement of the extraordinary general meeting.

The expected conduct of the extraordinary general meeting and these matters, including the sequence in which they will be accomplished, are described more fully in the joint proxy statement/prospectus which has been mailed to all U.S. Realty shareholders, and which is available, as from December 12, 2000, free of charge, on request from:

Georgeson Shareholder          Georgeson       Fortis Bank     Laura L. Hamilton
 Communications Inc.          Shareholder      Rokin 55         Security Capital
  17 State Street,          Communications     1012 KK             U.S. Realty
     10th Floor                   Ltd.         Amsterdam         25b, boulevard
New York, New York 10004    In Germany call                           Royal
                              toll free:                       L-2449 Luxembourg
                            0 800 1800 305


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Banks & Brokers Call        All others call    (31) 20 527 24 67    Telephone
Collect: (212) 440-9800     collect:                                (+352)
All Others Call Toll        0 207 335 8703                          (4637562008)
Free: (800) 223-2064



U.S. Realty qualifies as an investment institution within the meaning of the 1990 Act on the supervision of investment institutions(WET TOEZICHT BELEGGINGSINSTELLINGEN 1990) and is licensed and supervised by the Dutch Central Bank (DE NEDERLANDSCHE BANK N.V.). Security Capital is not and will not be so licensed or supervised, and accordingly shareholders of U.S. Realty who become Security Capital shareholders will not have the benefit of such licensing and supervision. Please note in this connection that shareholders of U.S. Realty who wish to receive cash rather than Security Capital Class B common stock, must vote "against" the transaction and indicate their election to receive cash on the proxy card and the Letter of Transmittal and return a Letter of Transmittal with their U.S. Realty Shares attached ensuring that there will be no trading of these U.S. Realty Shares. Persons purchasing U.S. Realty Shares after the record date for the determination of U.S. Realty's shareholders entitled to notice of and to vote at the extra-ordinary meeting will be entitled to receive Security Capital Class B common stock if the transaction is approved.

U.S. Realty Shareholders holding their shares through NIEC, who wish to vote via proxy, are requested to send their proxy cards through their bank or broker to Euronext Amsterdam N.V., for the attention of NIEC. In order to validly instruct NIEC, the proxy card must reach NIEC no later January 4, 2001Assuming Security Capital and U.S. Realty shareholder approval of the transaction, and subject to the conditions described in the joint proxy statement/prospectus, U.S. Realty expects to complete the distribution of Security Capital Class B common stock and cash promptly following the required shareholder approvals.



                              By Order of the Board of Directors,

                              Laura Hamilton
                              VICE PRESIDENT


December 6, 2000



IMPORTANT INFORMATION:

ONLY U.S. REALTY SHAREHOLDERS OF RECORD ON DECEMBER 8, 2000 ARE ENTITLED TO VOTE ON THE TRANSACTION. SHARES PURCHASED AND DELIVERED AFTER DECEMBER 8, 2000, ARE NOT ENTITLED TO VOTE ON THE TRANSACTION AND SUCH SHARES ARE NOT ENTITLED TO RECEIVE CASH IF THE TRANSACTION IS APPROVED, UPON CONSUMMATION OF THE TRANSACTION HOLDERS OF SUCH SHARES WILL BE ENTITLED TO RECEIVE SHARES OF SECURITY CAPITAL CLASS B COMMON STOCK AS DESCRIBED ABOVE. SECURITY CAPITAL CLASS B COMMON STOCK IS LISTED ON THE NEW YORK STOCK EXCHANGE ONLY (CUSIP NUMBER 81413P20). AS FROM DECEMBER 6, 2000 (INCLUSIVE), THE TRADE IN US REALTY SHARES ON EURONEXT AMSTERDAM'S STOCK EXCHANGE WILL BE RESTRICTED TO US REALTY SHARES WHICH ARE NOT ENTITLED TO VOTE ON THE TRANSACTION AND ARE, SUBJECT TO THE EGM'S APPROVAL OF THE SUBJECT TRANSACTION AND CONSUMMATION OF THE TRANSACTION, ENTITLED TO RECEIVE SHARES OF SECURITY CAPITAL CLASS B COMMON STOCK AS DESCRIBED IN THE JOINT PROXY STATEMENT/PROSPECTUS AND ARE NOT ENTITLED TO RECEIVE CASH. UPON COMPLETION OF THE TRANSACTION, THE US REALTY SHARES WILL NO LONGER BE OUTSTANDING.


Security Capital Group Incorporated ("Security Capital") filed a preliminary Registration Statement on Form S-4 with the United States Securities and Exchange Commission (the "SEC") on October 13, 2000 relating to the registration of the issuance of shares of Security Capital stock in the proposed transaction with Security Capital U.S. Realty ("U.S. Realty") and proposals to be submitted to shareholders of Security Capital and U.S. Realty in connection with the transaction. Shareholders of Security Capital and U.S. Realty are urged to read the definitive joint proxy


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statement/prospectus when it becomes available because it will contain important information. You may obtain a free copy of the definitive joint proxy statement/prospectus (when it is available) and other documents filed by Security Capital and U.S. Realty with the SEC (including the documents incorporated by reference into the joint proxy statement/prospectus) at the SEC's web site at www.sec.gov. Shareholders of Security Capital may also obtain a free copy of the definitive joint proxy statement/prospectus (when it is available) and these other documents by directing a request to Security Capital Group Incorporated, Attention: William R. Fowler, telephone: 800 988-4304. Shareholders of U.S. Realty may also obtain a free copy of the definitive joint proxy statement/prospectus (when it is available) and these other documents by directing a request to Security Capital U.S. Realty, Attention: Laura Hamilton, telephone: +352 46 37 56 2008 (U.S. callers dial 011 352 46 37 56 2008).